Exhibit 99.377

Singtel in Partnership with Apple Inc, Selects Nextech AR Solutions To Showcase Augmented Reality On Its 5G Network

Augmented Reality & 5G Workshop event organized by GovTech Singapore and Singtel

VANCOUVER, B.C., Canada – November 10, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse company providing augmented reality (“AR”) experience technologies and services is proud to announce that they have been invited to participate in the Augmented Reality & 5G event organized by GovTech Singapore and Singtel. The Government Technology Agency (GovTech) is a statutory board of the Singapore government, under the Prime Minister’s Office.

This closed door event, happening on November 17th and 18th at the Centre of Digital Excellence (CODE), brings together select government agencies, augmented reality technology partners and device partners, to discuss how they can leverage 5G networks for augmented reality experiences.

Watch this video showcasing Singtel 5G - Click Here

Nextech is excited to be one of only a small number of AR technology partners chosen to represent their AR technology at this 5G event. Device partners include Apple, Microsoft Hololens, Magicleap, Realwear, and MAD Gaze. Of the device partners, Apple has chosen Nextech to highlight the Company’s AR technology on its devices. Apple will be providing a variety of hardware devices for the event, including an iPhone 13, iPad Pro, iPad Mini and Apple TV for Nextech to use when showcasing its AR. Using Apple’s hardware and new technology, such as Lidar, ARKit and their new M1 chips, Nextech will showcase how it’s Augmented Reality solutions are compatible and deployable with Apple hardware. .

AR Solutions Being Showcased by Nextech

●	Augmented Reality Labs
●	Human Holograms
●	Augmented Reality Portals
●	CAD to POLY for 3D AR Models

Singtel’s selection of Nextech underscores the momentum the Company is seeing around its portfolio of Metaverse and augmented reality solutions. Earlier this week, Nexteh announced the launch of ARitize Metaverse Studio, an SDK as SaaS offering. ARitize Metaverse Studio is a Unified Metaverse Platform which Integrates Nextech’s Entire Suite of Augmented Reality Solutions and enables its customers to create their own metaverses.

Nextech AR CEO Evan Gappelberg commented on the 5G event organized by GovTech Singapore and Singtel, “ With Augmented Reality and 5G we are transforming the world into a 3D holographic Metaverse experience. With partners like Singtel and Apple, we will be able to create a connected, digital world and the framework for the Metaverse. Nextech AR scales 3D creation and extends that to our spatial mapping platform to realize city scale AR experiences and activations.”

The following was stated in the Company’s 5G Startup Partnership announcement with Ericsson in June 2021, “With unprecedented speed & connectivity, 5G is set to bring faster speeds, hyper-capacity, new viewing options like 8K resolution streaming, 360-degree and 3D experiences. What does it mean for the consumer? Life-like image quality and user-friendly AR experiences wherever they go. But 5G doesn’t just transform mobile Augmented Reality - using AR wearables will become even more compelling now as haptic feedback will be delivered seamlessly along with the visuals, adding another dimension to the experience.

5G will be a new quantum leap in human connections. 5G will shape the economic future of the United States in the same way that commercializing the internet did 25 years ago. 5G is the infrastructure for the next phase of digital transformation.”

About Singtel

Singtel is Asia’s leading communications technology group, operating in one of the world’s fastest growing and most dynamic regions. They provide an extensive range of digital and telecommunication services to consumers and businesses and provide Singapore’s fastest mobile 5G network.

The Importance of 5G

5G enables a new kind of network that is designed to connect everyone and everything together, including machines, objects, and devices. 5G wireless technology is meant to deliver higher multi-Gbps peak data speeds, ultra low latency, more reliability, massive network capacity, increased availability, and a more uniform user experience to more users. Higher performance and improved efficiency empower new user experiences and connects new industries.

5G is the fifth generation of cellular networks. Up to 100 times faster than 4G, 5G is creating never-before-seen opportunities for people and businesses. Faster connectivity speeds, ultra-low latency and greater bandwidth is advancing societies, transforming industries and dramatically enhancing day-to-day experiences. Services that we used to see as futuristic, such as e-health, connected vehicles and traffic systems and advanced mobile cloud gaming have arrived. With 5G technology, we can help create a smarter, safer and more sustainable future.

For further information, please contact:

Evan Gappelberg
info@nextechar.com
(905) 823-1419 Ext 7068

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements in this release include statements regarding the prospective nature of the metaverse and “mini-metaverse” and the Company’s potential leadership position in the market are subject to known and unknown risks, uncertainties and other factors. These factors include risks associated with the development of the operations of the Company as the Company’s plans are refined, the development of a market and successful applications for the metaverse and “mini-metaverse”, availability of financing and other risk factors identified in the Company’s public disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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